

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

Via E-mail
John B. Cozzolino
Chief Financial Officer
Albany International Corp.
216 Airport Dr.
Rochester, NH 03867

> **Re:** **Albany International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-10026**

Dear Mr. Cozzolino:

We have reviewed your response dated January 8, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 23

1. We have reviewed your response to comment 1 in our letter dated December 4, 2012. Please provide your analysis of the quantitative and qualitative impact of this error correction on your income tax expense. In this regard, we note that this error correction reduced your income tax expense by approximately 33% from the amount that otherwise would have been reported, and it is unclear to us how you determined this was not a material change. Additionally, please explain how investors view your income tax expense in the broader context of your GAAP results.

Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated Financial Statement, page 52

7. Income Taxes, page 70

2.   We have reviewed your response to comment 5 in our letter dated December 4, 2012. We note that you plan to revise your effective tax reconciliation and MD&A disclosures to identify and discuss the countries where earnings are subject to tax at rates that are significantly different from the U.S. federal statutory rate. Please show us how these revised disclosures would have read for the historical periods presented. Please ensure that your results of operations discussion in MD&A adequately explains any disproportionate relationships among pre-tax foreign and domestic earnings and foreign and domestic tax rates.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief